							Exhibit 12.01
SOUTHWEST GAS CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Thousands of dollars)

		For the Twelve Months Ended
	Mar 31,	December 31,
	2010	2009	2008	2007	2006	2005
1. Fixed charges:
A) Interest expense	$81,038	$81,861	$90,403	$94,035	$92,878	$87,687
B) Amortization	2,241	2,097	2,880	2,783	3,467	3,700
C) Interest portion of rentals	6,556	6,644	7,802	7,952	6,412	6,333
Total fixed charges	$89,835	$90,602	$101,085	$104,770	$102,757	$97,720

2. Earnings (as defined):
D) Pretax income from
continuing operations	$152,655	$132,035	$101,808	$131,024	$128,357	$68,435
Fixed Charges (1. above)	89,835	90,602	101,085	104,770	102,757	97,720
Total earnings as defined	$242,490	$222,637	$202,893	$235,794	$231,114	$166,155

	2.70	2.46	2.01	2.25	2.25	1.70